TRICO MARINE SERVICES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS
TO FIXED CHARGES

(Dollars in thousands, except ratios)
						Three months
						ended
						March 31,
	1998	1999 (1)	2000 (2)	2001 (3)	2002 (4)	2003 (5)

Net income (loss)	$25,280	$(33,410)	$(12,722)	$(6,923)	$(67,978)	$(13,471)

Amortization of capitalized interest	40	174	216	215	242	72

Extraordinary item, net of taxes	-	1,830	(715)	-	10,998	-

Income tax expense (benefit)	11,804	(15,785)	(5,332)	(3,317)	14,550	(1,143)

Earnings (loss) from continuing operations
before income taxes	$37,124	$(47,191)	$(18,553)	$(10,025)	$(42,188)	$(14,542)

Fixed charges

Interest on long-term debt expensed	$27,696	$31,987	$29,883	$26,232	$28,432	$7,858

Interest on long-term debt capitalized	4,060	1,206	-	156	737	96

Amortization of deferred
financing costs	1,784	1,632	1,388	1,366	1,127	227

Estimated portion of rental expense
attributable to interest	60	72	65	69	125	104

Total fixed charges	$33,600	$34,897	$31,336	$27,823	$30,421	$8,285

Earnings (loss) from continuing operations
before income taxes and fixed charges,
except capitalized interest	$66,664	$(13,500)	$12,783	$17,642	$(12,504)	$(6,353)

Ratio of earnings to fixed charges	2.0	-	-	-	-	-

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.4 million.

(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.6 million.

(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.2 million.

(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $42.9 million.

(5)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $14.6 million.